SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                            ___________________________

                              AMENDMENT NO. 2 TO

                                SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                            ___________________________

                                  BIG B, INC
                            (Name of Subject Company)

                                  BIG B, INC
                       (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)
                         ___________________________

                                   088891106
                     (CUSIP Number of Class of Securities)
                        ___________________________

                               ANTHONY J. BRUNO
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  BIG B, INC.
                             2600 MORGAN ROAD, S.E.
                              BESSEMER, AL 35023
                                (205) 424-3421
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf
                        of the person filing statement)
                         ___________________________

          COPIES TO:

             RICHARD COHN, ESQ.     AND      RANDALL H. DOUD, ESQ.
          SIROTE & PERMUTT, P.C.             SKADDEN, ARPS, SLATE
         2222 ARLINGTON AVENUE SOUTH             MEAGHER & FLOM
             BIRMINGHAM, AL 35205               919 THIRD AVENUE
                  (205) 930-5130              NEW YORK, NY 10022
                                                 (212) 735-3000


                    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corpo-ration ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corpo-ration ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the condi-tions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition.

                    Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the
          Schedule 14D-9.

          ITEM 4.   THE SOLICITATION OR RECOMMENDATION
          and
          ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                    SUBJECT COMPANY

                    Following several days of further discussions between their representatives, on the evening of October 3, 1996, Big B and Revco entered into a confidentiality agreement (the "Revco Confidentiality Agreement") which differs in various respects from the form of Confidenti-ality Agreement filed as Exhibit 7 to the Schedule 14D-9. The most significant differences between the Revco Confi-dentiality Agreement and the form of Confidentiality Agreement filed as Exhibit 7 to the Schedule 14D-9 are in the "standstill" provisions of paragraph 6 and new para-graph 7, the text of each of which is set forth below ("you" and "the Company" referring respectively to Revco and Big B):

               "6. You agree that, from the date of this Agreement through the Termination Date (as defined be-low), neither you nor any of your affiliates will, without the prior written consent of the
                    Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Ex-change Commission) whether before or after the formal commencement of any such solicitation, or seek to advise or influence any person or entity with respect to the voting of, any vot-ing securities of the Company; (iii) call, or seek to call, a meeting of the Company's share-holders or execute any written consent or ini-tiate any shareholder proposal for action by shareholders of the Company; (iv) otherwise act, alone or in concert with others, to seek to acquire control of the Company or influence the Board of Directors, management or policies of the Company; (v) bring any action, or other-wise act through judicial process, to contest the validity of the Company's shareholder rights plan or to seek the redemption of the rights issued thereunder; or (vi) induce any other person or entity to do any of the forego-ing; provided, however, that the foregoing shall not prevent (x) any cash tender offer for all the outstanding shares of common stock, par value $0.001 per share, of the Company at a price of not less than $15 per share, and any filings required in connection therewith, (y) any transaction approved by the Company's Board of Directors or (z) any action or other legal proceeding to enforce this Agreement or any other action or legal proceeding not restricted pursuant to clause (v) above. In furtherance of the agreement set forth in clause (v) above, the Company and you agree to seek from the relevant courts a stay of the proceedings in the action entitled Big B, Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. in the Circuit Court of Jefferson County, Alabama, Bessemer Division as removed to the United States Dis-trict Court for the Northern District Court of Alabama, Southern Division, and to take no action to seek a lifting of such stay until the Termination Date. For purposes of this Agree-ment, "Termination Date" shall mean the earli-est to occur of (w) November 30, 1996, (x) the execution by the Company of a definitive and binding agreement providing for the acquisition of the Company, (y) the adoption of any amend-ment to the Company's existing shareholder rights plan in any manner adverse to you or the adoption of any new shareholder rights plan, or
                    (z) any public announcement by the Company of any proposal to amend its articles of incorpo-ration.

              7.   The Company represents that it is the Company's
                    intention to conduct an orderly process with a goal of maximizing value to its shareholders. To the extent consistent with its conduct of the orderly process developed by it and with the Company's preservation of its attorney client, work product and other privileges, the Company will afford to you, and to your Repre-sentatives, reasonable access prior to the Termination Date to the Company's properties, books, management, records, counsel and accoun-tants for the purpose of evaluating a Transac-tion and will furnish to you such information concerning the Company's business, assets and liabilities as you may reasonably request."

                    Following the execution of the Revco Confiden-tiality Agreement, Big B's financial advisor began to make available to Revco the confidential information that such financial advisor had already made available to other parties that had previously executed confidentiali-ty agreements with Big B.

                    Beginning in the morning of October 4, 1996, Big B communicated to the various parties which had previously executed confidentiality agreements Big B's offer to revise their confidentiality agreements in accordance with the Revco Confidentiality Agreement.


                    A copy of the Revco Confidentiality Agreement has been filed as Exhibit 13 and is incorporated herein by reference.

          ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

                    On October 2, 1996, the District Court held a hearing to consider the Motion to Remand filed in connec-tion with the Rights Plan Litigation and indicated that a ruling on the Motion to Remand would be issued on October 4, 1996. The District Court also set a hearing date of October 18, 1996, assuming that Big B's Motion to Remand is not granted, for its consideration of Revco's motion for a preliminary injunction enjoining the Rights Plan from impeding the Offer.

                    On October 3, 1996, a purported class action entitled Brickell Partners v. Anthony Bruno et al. was filed in the District Court. The action claims, among other things, that certain individual directors of Big B as well as Big B itself have unlawfully refused to con-sider the Offer and have taken improper defensive actions including the adoption of the Rights Plan and the adop-tion of certain severance agreements designed to thwart the Offer while at the same time entrenching current Big B's management. The complaint seeks declaratory and injunctive relief and attorneys' fees and experts' fees. Big B intends to vigorously defend against such action.
          A copy of such complaint has been filed as Exhibit 14 and is incorporated herein by reference.

                    As contemplated by the Revco Confidentiality
          Agreement, on October 4, 1996, Big B and Revco will be jointly applying to the District Court to stay the Rights Plan Litigation.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

               The following Exhibits are filed herewith:

          Exhibit 13:    Revco Confidentiality Agreement, dated
                         October 3, 1996.

          Exhibit 14:    Complaint filed by Brickell Partners
                         against Anthony Bruno et al. (dated Octo-ber 3, 1996, C.A. No. CV-96-AR-2594-S,
                         U.S. District Court (N.D. Ala.)).


                                  SIGNATURE

                    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      BIG B, INC.

                                      By: /s/ ARTHUR M. JONES, SR.
                                       Name:  Arthur M. Jones, Sr.
                                      Title: President and Chief
                                             Operating Officer

          Dated:    October 4, 1996


          Exhibit Index

                                                               Page

          Exhibit 13:    Revco Confidentiality
                         Agreement, dated October 3,
                         1996.

          Exhibit 14:    Complaint filed by Brickell
                         Partners against Anthony
                         Bruno et al. (dated October
                         3, 1996, C.A. No. CV-96-AR-
                         2594-S, U.S. District Court
                         (N.D. Ala.)).